Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ENTERS A LAND AND MINING RIGHTS
AGREEMENT WITH ARGONAUT GOLD

MONTREAL, Quebec, Canada, October 16, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce that it has signed a land and mining rights agreement (the “Agreement”) with Argonaut Gold Inc. (TSX: AR) (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine near Dubreuilville, Ontario. The Agreement will enable Richmont to extend the western boundary of its Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 meters were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Localsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. The rights that Richmont will be transferring to Argonaut in no way affect the current operation at the Island Gold Mine or the Island Gold Deep Project. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions.

Chart 1: Longitudinal Section – Island Gold Mine: Deep C Zone

Paul Carmel, President and CEO of Richmont commented: “We are very pleased to have reached this agreement with Argonaut. With our Island Gold Deep Project focused at depth and Argonaut’s Magino Gold Project being evaluated for its open-pit mining potential, on two separate and distinct geological structures, there was a mutually beneficial opportunity for both companies to optimize their respective assets. In Richmont’s case, these newly added mining rights are located immediately adjacent to our Island Gold Mine operations as well as the Island Gold Deep Project, which currently has an estimated Inferred resource base of 771,000 ounces at a grade of 10.53 g/t. By gaining access to these areas, we have not only expanded our exploration horizon laterally, but have also secured the down-dip potential of the Island Gold Deep Project.”

Additional details about the Island Gold Deep Project
The Island Gold Deep C Zone project contains an estimated Inferred mineral resource of 2,278,000 tonnes grading 10.53 g/t Au for 771,000 ounces as at October 1, 2013. Island Gold Deep is sub-vertical, and is located at a depth of between 450 metres and 1,000 metres, is open in all directions, and appears to be an extension of the areas currently being mined above in the Island Gold Mine, but at higher grades (10.53 g/t undiluted vs 5.60 g/t diluted) and greater widths (4.5 metres versus 2.7 metres).

Additional details about the Island Gold Mine Property
The 59.0 km2 (5,900 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres.

RICHMONT MINES ENTERS A LAND AND MINING RIGHTS AGREEMENT WITH ARGONAUT GOLD
October 16, 2013

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec, and recently began producing at the Monique Mine in Quebec. The Corporation is also advancing the W Zone project in Quebec as well as the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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